Exhibit 17.1

October 14, 2008

Board of Directors
C/O Greg Burns
Clark Holdings Inc.

Gentlemen:

This letter is to officially inform you that I hereby resign, effective immediately, from my position as Chairman of Clarke Holdings Inc. (the “Company”), together with all other positions of authority or responsibility I may have, including as fiduciary or member of the Board of Directors of any of its subsidiaries.

 I have come to this decision after thoughtful consideration and deliberations and feel it is best for all involved that I leave the Board immediately. My concerns and disagreements with certain members of the Board, the Company’s current CEO and Company counsel are well documented and I regret that it has come to such that where my efforts to look after the best interests of the company’s shareholders are being ignored or disregarded to the point where I believe that certain board members and the CEO of the Company are exposing the Company - and themselves - to unnecessary liability. These concerns culminated when the Board denied my attempt to have counsel participate in a Board meeting, indeed, counsel with significant recent senior level SEC experience, seemingly as if the Board and its advisers did not want to hear contrary expert views or advice on the potential consequences of their actions.

Without again getting into the specifics, as I have done on many prior occasions, my concerns can be summarized as follows:

(1) I am concerned by the lack of competence of the current Company CEO, and deeply concerned about the several conflicts of interest between him and the Company, especially his conduct while entrusted with the corporate responsibility to buy back stock and seek out acquisitions for the Company and;

(2) The more recent failure of the Company CEO and certain Board members and Company counsel to keep me informed and consult with the full Board regarding critical Company actions, issues, decisions and stockholders complaints; and

(3) The refusal of the Board and Company CEO to consider and accept my seasoned views and experience with regard to the direction of our undersized public company, such as seeking out small customer concentrated acquisitions and not hiring a competent CEO for the Company, leaving me at odds with the CEO and apparently in the minority with the rest of the Board.

I sincerely wish the best to all and will continue to follow my Clark stock.

Sincerely,

James Martell

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